                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11- K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

   (X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

       For the fiscal year ended DECEMBER 31, 1996

                                       or

   ( ) Transition report pursuant to Section 15(d) of the Securities Exchange
      Act of 1934

      For the transition period from ___________ to  ___________

     Commission file number   2-69114

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          Applied Materials, Inc. Employee Savings and Retirement Plan


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             APPLIED MATERIALS, INC.
                               3050 Bowers Avenue
                          Santa Clara, California 95054

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    APPLIED MATERIALS, INC.
                                    EMPLOYEE SAVINGS AND RETIREMENT PLAN


Date:  June 23, 1997                By /s/Sam Ishii
                                      ---------------------------------------
                                       Sam Ishii
                                       Vice President, Global Human Resources

                                Table of Contents


                                                                Page number
                                                                -----------
Report of Independent Accountants                                     4

Financial Statements

   Statements of Net Assets Available for Benefits -
   December 31, 1996 and 1995                                         5

   Statement of Changes in Net Assets Available for Benefits
   with Fund Information - year ended December 31, 1996               6

   Notes to Financial Statements                                   7-13

   Schedule 27a - Schedule of Assets Held for Investment
   Purposes - December 31, 1996                                      14

   Schedule 27d - Schedule of Reportable Transactions - year ended
   December 31, 1996                                                 15

Consent of Independent Accountants (Exhibit)                         16

                       Report of Independent Accountants

To the Administrative Committee of the Applied Materials, Inc. Employee Savings and Retirement Plan:

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules 27a and 27d and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

San Jose, California
June 11, 1997

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     December 31,      December 31,
                                                                         1996              1995
                                                                     ------------      ------------
ASSETS

Investments, at fair value:
    In shares of registered investment companies:

          Fidelity Retirement Government Money Market Portfolio      $ 10,956,875      $  9,530,984
          Fidelity Equity-Income Fund                                  24,580,294        16,591,463
          Fidelity Intermediate Bond Fund                               6,179,619         4,968,760
          Fidelity Magellan Fund                                       38,643,670        33,072,888
          Fidelity Contrafund                                           1,407,318                 -
          Fidelity U.S. Equity Index                                    1,118,592                 -
          PBHG Emerging Growth                                          3,301,389                 -
          Janus Worldwide                                               2,671,446                 -
          Invesco Total Return                                            181,190                 -
     Applied Materials, Inc. Common Stock                             202,475,438       181,581,671
     Fidelity Institutional Cash Portfolio Money Market                 2,288,803         2,281,272
     Participant notes receivable                                       7,767,076         6,116,408
                                                                     ------------      ------------
                                                                      301,571,710       254,143,446

LIABILITIES

Forfeited matching contributions                                          249,072         1,220,049
                                                                     ------------      ------------

Net assets available for benefits                                    $301,322,638      $252,923,397
                                                                     ============      ============


                See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION


                          YEAR ENDED DECEMBER 31, 1996



                                                FUND A          FUND B           FUND C         FUND D         FUND E
                                            ------------    ------------    -------------    -----------    ------------
Additions to net assets
   attributed to:
     Investment income/(loss):

        Interest and dividends              $    486,949    $  1,525,627    $          -    $   379,523    $  6,141,385

        Loan interest                                  -               -                -              -               -

        Net realized and unrealized
           appreciation/(depreciation)
           in fair value of
           investments                                 -       2,615,596      (10,905,396)      (142,714)     (1,933,096)
                                            ------------    ------------    -------------    -----------    ------------

                                                 486,949       4,141,223      (10,905,396)       236,809       4,208,289

     Participant contributions                 2,303,030       6,100,992       18,787,147      1,781,087      11,826,893

     Company and AKTA contributions:
          Noncash contributions                        -               -        5,858,151              -               -
          Cash contributions                           -               -       10,044,980              -               -
                                            ------------    ------------    -------------    -----------    ------------

     Total additions                           2,789,979      10,242,215       23,784,882      2,017,896      16,035,182

Deductions from net assets
   attributed to:

     Benefits paid to participants              (616,103)     (1,028,854)      (3,835,029)      (269,739)     (1,600,165)
                                            ------------    ------------    -------------    -----------    ------------

Net increase prior to loans and
   interfund transfers                         2,173,876       9,213,361       19,949,853      1,748,157      14,435,017

Net loans issued                                (115,955)       (214,553)        (547,793)       (63,612)       (535,439)

Interfund transfers                              338,947      (1,009,977)       1,499,238       (473,686)     (8,328,796)
                                            ------------    ------------    -------------    -----------    ------------

     Net increase                              2,396,868       7,988,831       20,901,298      1,210,859       5,570,782

Net assets available for benefits:
     Beginning of year                         8,310,935      16,591,463      183,862,943      4,968,760      33,072,888
                                            ------------    ------------    -------------    -----------    ------------

     End of year                            $ 10,707,803    $ 24,580,294    $ 204,764,241    $ 6,179,619    $ 38,643,670
                                            ============    ============    =============    ===========    ============




                                           FUND F       FUND G       FUND H       FUND I      FUND J        NOTES         TOTAL
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------
Additions to net assets
   attributed to:
     Investment income/(loss):

        Interest and dividends          $    57,015  $    11,070  $   103,240  $   158,455  $     2,566  $         -  $   8,865,830

        Loan interest                             -            -            -            -            -      584,586        584,586

        Net realized and unrealized
           appreciation/(depreciation)
           in fair value of
           investments                      (11,828)       7,479     (170,847)    (105,561)       1,817            -    (10,644,550)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------

                                             45,187       18,549      (67,607)      52,894        4,383      584,586     (1,194,134)

     Participant contributions              106,397       54,615      275,979      199,170       11,518            -     41,446,828

     Company and AKTA contributions:
          Noncash contributions                   -            -            -            -            -            -      5,858,151
          Cash contributions                      -            -            -            -            -            -     10,044,980
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------

     Total additions                        151,584       73,164      208,372      252,064       15,901      584,586     56,155,825

Deductions from net assets
   attributed to:

     Benefits paid to participants             (130)      (4,289)     (10,096)        (229)        (130)    (391,820)    (7,756,584)
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------

Net increase prior to loans and
   interfund transfers                      151,454       68,875      198,276      251,835       15,771      192,766     48,399,241

Net loans issued                               (329)       1,971       10,018        6,127        1,663    1,457,902              -

Interfund transfers                       1,256,193    1,047,746    3,093,095    2,413,484      163,756            -              -
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------

     Net increase                         1,407,318    1,118,592    3,301,389    2,671,446      181,190    1,650,668     48,399,241

Net assets available for benefits:
     Beginning of year                            -            -            -            -            -    6,116,408    252,923,397
                                        -----------  -----------  -----------  -----------  -----------  -----------  -------------

     End of year                        $ 1,407,318  $ 1,118,592  $ 3,301,389  $ 2,671,446  $   181,190  $ 7,767,076  $ 301,322,638
                                        ===========  ===========  ===========  ===========  ===========  ===========  =============


See accompanying notes to financial statements.

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) are prepared using the accrual method of accounting.

   Investment Valuation

   The Plan's investments are stated at fair value. The value per unit of $1.00 for the Fidelity Retirement Government Money Market Portfolio (Fund A) and the Fidelity Institutional Cash Portfolio Money Market (included in Fund C) have been certified by the Plan Trustee. The closing market share price as of December 31 is used to value shares of registered investment companies and the shares of the Company's stock included in Fund C.

   Participant notes receivable are valued at cost, which approximates fair value.

   Payment of Benefits

   Benefits are recorded when paid.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator and trustee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. The Plan

   General

   The Plan is a defined contribution plan covering primarily all U.S. employees of Applied Materials, Inc. (the Company) and Applied Komatsu Technology America, Inc. (AKTA). Employees of the Company and AKTA are eligible to participate in the Plan after receipt of their first paycheck. The Plan provides for retirement benefits to participants, is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify for favorable tax treatment granted to plans that meet the requirements of sections 401(a) and (k) of the Internal Revenue Code. As a result of favorable tax treatment, participant

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


   salary deferral contributions, Company and AKTA matching contributions and any net earnings on these contributions generally will not be taxable to the participant until they are distributed or withdrawn in accordance with the terms of the Plan.

   Administrative Committee

   The Plan's Administrative Committee (Benefits Committee) has been appointed by the Stock Option and Compensation Committee of the Board of Directors of the Company to oversee the Plan and its performance on behalf of the participants. The Benefits Committee consists of certain officers and employees of the Company.

   Plan Administrator and Trustee

   Fidelity Institutional Retirement Services Company has been appointed by the Administrative Committee to maintain individual participant accounts in which participant contributions, Company and AKTA matching contributions and investment results attributable to each participant are recorded. For purposes of ERISA, the Company is the "plan administrator". The assets of the Plan are held by Fidelity Management Trust Company (the trustee).

   Termination of the Plan

   The Company expects to continue the Plan indefinitely and to continue to make contributions under the Plan. However, there is no contractual commitment requiring the Company to continue to make these contributions to the Plan. The Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

   Expenses of the Plan

   Expenses incurred in the administration of the Plan, including legal and trustee fees, are currently paid by the Company, and therefore are not reflected in the financial statements of the Plan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from fund assets.

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS




3. Contributions

   General guidelines with respect to participant and Company and AKTA matching contributions are described below. Participants, the Company and AKTA are subject to certain Internal Revenue Code rules and regulations that may further limit the contributions allowable.

   Participant Contributions

   Each participant may elect to defer from 1% to 12% of compensation (defined as base pay plus overtime), and may change their contribution percentage as often as they desire. Salary deferral contributions are invested at the direction of the participant and share in the earnings and gains or losses of each investment fund selected. Participants are always 100% vested in salary deferral accounts.

   The maximum annual salary deferral contribution was $9,500 for 1996 and will be the same for 1997. This limitation applies in the aggregate for all elective deferrals to all plans made by the participant during the year. Accordingly, new participants who have made contributions to 401(k) plans with their prior employer must aggregate all contributions for purposes of the limit.

   Company and AKTA Contributions

   Participants in the Plan become eligible for Company and AKTA matching contributions immediately upon joining the Plan. All matching contributions are invested in the Applied Materials, Inc. Common Stock Fund (Fund C), and cannot be transferred to other investment funds until a participant is 100% vested and age 50, or 100% vested and has completed 10 years of service. The Company and AKTA match 100% of participant contributions up to the first 3% of compensation contributed, and 50% of every dollar between 4% and 6% of compensation contributed. The Company's and AKTA's contributions are made biweekly, and may be in the form of cash, shares of Applied Materials, Inc. common stock or any combination thereof. The trustee will use cash contributions to purchase shares of Applied Materials Common Stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. During 1996, the Company funded a portion of its matching contribution using 279,011 shares of its common stock having a fair market value of $5,858,151. All other contributions were in the form of cash. The Company and AKTA can change the matching contribution rate, subject to the limits of

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


   the Plan and the Internal Revenue Code. No changes in the matching contribution rate were made during 1996 or 1995.

   Participants become fully vested in the portion of Company or AKTA matching contributions allocated to their accounts if employed by the Company or AKTA upon a) normal retirement (age 65 or older), b) permanent disability, c) death, or d) after a designated time period per the vesting schedule. The vesting schedule is as follows:


         Years of Service                     Vested Percentage
         ----------------                     -----------------
         Less than three years                       0%
         Three but less than four years             20%
         Four but less than five years              40%
         Five but less than six years               60%
         Six but less than seven years              80%
         Seven or more years                       100%

   If a participant leaves the Company or AKTA prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures can be used to offset the Company's or AKTA's required matching contribution, as applicable. Forfeitures in 1996 and 1995 were $1,033,170 and $834,087, respectively.

   The Plan contains a rehire provision whereby if a participant leaves the Company or AKTA and is rehired before being separated for five consecutive years, the forfeited portion of his or her account will be restored as of the date of rehire.

4. Investments

   The Plan permits participants to direct their prospective salary deferrals and their existing salary deferral account balances to any of the available investment funds, or to allocate the amounts to multiple investment funds. During 1996, the Company expanded the investment options available to Plan participants with the introduction of five additional funds.

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS




   Certain information with respect to the ten investment funds available during 1996 is as follows:

   Fund A: "Fidelity Retirement Government Money Market Portfolio" (RGMMP) - seeks to preserve capital and liquidity while producing reasonable interest income. Investments are in units of the Fidelity RGMMP. RGMMP's assets are invested only in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

   Fund B: "Fidelity Equity-Income Fund" - seeks reasonable income with the potential for capital appreciation by investing in income-producing equity securities. The Fund invests in securities of varying quality, but the fund does not expect to purchase securities of companies without proven earnings or credit. The fund diversifies investments among a variety of industries to help reduce overall investment risk.

   Fund C: "Company Stock Fund" - invests primarily in the Company's common stock. The Fund also buys a small amount of money market investments so that exchanges, withdrawals and distributions can be more readily handled.

   Fund D: "Fidelity Intermediate Bond Fund" - seeks a high level of current income by investing in corporate debt obligations, mortgage securities, U.S. government obligations and obligations of U.S. banks, including certificates of deposit and banker's acceptances. The average portfolio maturity ranges from three to ten years.

   Fund E: "Fidelity Magellan Fund" - seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with above average growth potential. Securities may be of foreign, domestic or multinational companies. The fund diversifies investments among a variety of industries and sectors within the market to reduce overall investment risk.

   Fund F: "Fidelity Contrafund" - seeks long-term capital appreciation by investing in securities of companies believed to be out of favor or undervalued. The Fund invests in domestic and foreign common stocks and securities convertible into common stock, but may purchase other securities with potential for capital appreciation.

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


   Fund G: "Fidelity U.S. Equity Index Portfolio" - seeks current income and capital appreciation by attempting to duplicate the composition and total return of the Standard and Poor's 500 Index.

   Fund H: "PBHG Emerging Growth Fund" - seeks long-term capital appreciation primarily by investing in common stocks of micro and small-sized U.S. companies with market capitalizations ranging from $10 to $250 million. At times, the Fund may be heavily concentrated in relatively few industries.

   Fund I: "Janus Worldwide Fund" - seeks long-term capital appreciation by investing primarily in common stocks of foreign and domestic companies of all sizes. Typically, the Fund invests in issuers from at least five different countries (including the United States), but may be concentrated in a single country at any point in time.

   Fund J: "INVESCO Total Return Fund" - seeks high total returns through capital growth and current income. The Fund typically invests 30% in stocks and 30% in fixed and variable income securities (bonds), with the remaining 40% allocated between stocks and bonds depending on current market conditions. Investments may include stocks and securities of foreign issuers.


   Presently, Funds A, B, D, E, F and G are invested in Fidelity mutual fund and money market shares bearing the name of the respective Funds (collectively the "Fidelity Funds"). Funds H, I and J are invested in PBHG, Janus and Invesco mutual fund shares, respectively. The Fidelity, PGHG, Janus and Invesco Funds are open-end, diversified investment companies ("mutual funds"), the shares of which are publicly held.

                           APPLIED MATERIALS, INC.
                     EMPLOYEE SAVINGS AND RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS



   The Company Stock Fund (Fund C) includes the Company's common stock and a small amount of money market investments. In order to allocate the fair market value of these components to participants with account balances, the fund assigns units of participation. At December 31, 1996, the Fund contained 26,353,184 participation units with a net asset value per unit of $7.77. The net asset value per unit reported on the 1996 participant account statements dated March 31, June 30 and September 30 was $7.54, $6.60 and $5.98, respectively.

   None of the investment funds described above carries a guarantee of principal or rate of return.

5. Loans to Plan Participants

   Participants may borrow up to 50% of their vested account balance, subject to minimum and maximum loan amounts of $1,000 and $50,000, respectively. Certain participants, as required by law, have lower maximum permitted loan amounts. Loans are secured by the participant's account balance and bear a fixed rate of interest at prime plus 1% at the time of the borrowing. Interest rates on loans outstanding at December 31, 1996 range from 7% to 10%. Loan repayments are made by payroll deductions in equal installments over the life of the loan, which can be a minimum of one year and a maximum of five years. Loans are payable in full upon the participant's termination of employment from the Company or AKTA, or the occurrence of certain other events.

6. Federal Income Tax Status of the Plan

   The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated May 1996, for amendments to the Plan through such date. The Company continues to believe that the Plan constitutes a qualified plan and is being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from income tax. The Company is not aware of any subsequent event which could adversely affect the Plan's tax qualification. Accordingly, no provision for Federal or State income taxes has been made in the financial statements of the Plan.

                             APPLIED MATERIALS, INC.

                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
         SCHEDULE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996



                                                        Shares or                  Approximate
                                                        Principal    Historical       Market
                                                          Amount        Cost          Value
                                                       -----------  -----------    ------------
Fund A:
Fidelity Retirement Government
     Money Market Portfolio                            10,956,875   $ 10,956,875   $ 10,956,875

Fund B:
Fidelity Equity-Income Fund                               573,904     20,394,647     24,580,294

Fund C:
Applied Materials, Inc. Common Stock                    5,632,367    109,427,520    202,475,438

Fund D:
Fidelity Intermediate Bond Fund                           613,057      6,254,663      6,179,619

Fund E:
Fidelity Magellan Fund                                    479,153     36,149,434     38,643,670

Fund F:
Fidelity Contrafund                                        33,388      1,420,242      1,407,318

Fund G:
Fidelity U.S. Equity Index                                 41,506      1,111,813      1,118,592

Fund H:
PBHG Emerging Growth                                      136,252      3,462,871      3,301,389

Fund I:
Janus Worldwide                                            79,295      2,776,802      2,671,446

Fund J:
Invesco Total Return                                        7,456        179,374        181,190

Fidelity Institutional Cash Portfolio Money Market      2,288,803      2,288,803      2,288,803

Participant notes with interest rates
     which range from 7% to 10%                                                       7,767,076
                                                                                   ------------

Investments total                                                                  $301,571,710
                                                                                   ============

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
               SCHEDULE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996




                                   Purchase Price and        Sales Price and          Historical
                                 Current Value of Asset   Current Value of Asset       Cost of               Net
          Issuer                  On Transaction Date      On Transaction Date       Assets Sold         Gain/(Loss)
---------------------------      ----------------------   ----------------------    ------------         -----------
Fidelity Retirement Government
     Money Market Portfolio            $ 7,987,956            $         -           $        -           $       -

Fidelity Retirement Government
     Money Market Portfolio                      -              6,562,065            6,562,065                   -

Fidelity Equity Income Fund             14,297,270

Fidelity Equity Income Fund                      -              8,924,035            8,082,832             841,203

Applied Materials, Inc. Common Stock    53,713,400

Applied Materials, Inc. Common Stock             -             21,906,706           14,414,371           7,492,335

Fidelity Magellan Fund                  23,688,102

Fidelity Magellan Fund                           -             16,184,224           15,937,452             246,772